September 23, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CyberArk Software Ltd.

Registration Statement on Form F-1 (SEC File No. 333-196991)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of CyberArk Software Ltd. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern time, on Tuesday, September 23, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 3,337 copies of the Preliminary Prospectus dated September 10, 2014 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

J.P. MORGAN SECURITIES LLC
DEUTSCHE BANK SECURITIES INC.

As Representatives

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Thomas V. Rueger
Name: Thomas V. Rueger
Title: Managing Director

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ B.W. Rappole Jr.
Name: B.W. Rappole Jr.
Title: Director

[Signature page to Acceleration Request]